EXHIBIT 99.2

T. Rowe Price Group, Inc. Supplemental Savings Plan (the “Plan”)
Schedule 4 -- Luxembourg Addendum
Except as noted in this Schedule 4, the rules of the Plan apply to Participants in Luxembourg who are not United States Taxpayers and who are resident (or who become resident) in Luxembourg for Luxembourg income tax purposes (each, a “Luxembourg Taxpayer”). In the event of any conflict between the Plan rules and this Schedule 4, this Schedule 4 will prevail for Participants in Luxembourg who are Luxembourg Taxpayers. Words and expressions defined in the rules of the Plan have the same meaning as in this Schedule 4.
For the avoidance of doubt, the rules of the Plan, but not this Schedule 4, apply to Participants in Luxembourg who are or who become United States Taxpayers.
If the Participant is: (i) working in Luxembourg but is not a Luxembourg Taxpayer; or (ii) a Luxembourg Taxpayer, but who has, as a result of being a citizen, resident or tax payer of a country other than Luxembourg, additional tax reporting obligations outside Luxembourg; or (iii) transfers to work in Luxembourg or transfers from Luxembourg to work outside Luxembourg at any time during their participation in the Plan then the information contained in this Schedule 4 may not automatically apply to the Participant for each and every Plan Year (or portion thereof) and the Employer shall, in its discretion, determine to what extent the terms and conditions contained herein shall apply.
This Schedule 4 shall be construed and enforced according to Luxembourg laws. To the extent any provisions of the Plan refer to U.S. federal or state laws that are inapplicable to employees in Luxembourg, such provisions, including Plan rule 13.9 on Governing Law, shall be replaced by any equivalent provisions of Luxembourg law.
I.    Plan rule 3.3 - Election to Defer/Effect of Election Form
Plan rule 3.3 is deleted and replaced with the following:
3.3. Election to Defer/Effect of Election Form.
(a) Timing of Election. A Participant shall make a deferral election with respect to Incentive Payments to be earned for services performed during a Plan Year. Each such election shall be effective solely with respect to the Plan Year specified in the election (i.e., an election made with respect to a given Plan Year shall not remain in effect for any subsequent Plan Year), and must be made during such period as shall be established by the Administrator and ending on such date as the Administrator may specify, but in any event ending before the date when the Incentive Payment would otherwise be made.
The Administrator may treat an individual as an Employee and a Participant prior to his or her commencement of employment with the Employer in order that the individual may make a timely deferral election with respect to Incentive Payments earned upon commencement of employment (e.g., a “sign-on bonus”).
(b) Manner of Election. For any Plan Year (or portion thereof), a deferral election for amount(s) earned during that Plan Year (or portion thereof), and such other elections as the Administrator deems necessary or desirable under the Plan, shall be made by timely delivering to the Administrator, in accordance with its rules and procedures, by the deadline(s) set forth above, an Election Form. For these elections to be valid, the Election Form must be completed and signed by the Participant, timely delivered to the Administrator (in accordance with Section 2.2 of this Plan) and accepted by the Administrator. If no such Election Form is timely delivered for a Plan Year (or portion thereof), the amount of the Incentive Payments deferred hereunder shall be zero (0) for that Plan Year (or portion thereof).
(c) Change in Election. Once the deadline(s) for making a deferral election (as set forth in Section 3.3(a) of Schedule 4) has passed, a Participant may not elect to change his or her deferral election that is in effect for that Plan Year, except if and to the extent permitted by the Administrator.
II.    Plan rule 4.1 - In-Service Payout

Plan rule 4.1 is deleted and replaced with the following:
4.1 In-Service Payout. At the same time that a Participant is able to elect to defer Incentive Payments for a given Plan Year, the Participant may elect to receive a future “In-Service Payout” from the Plan in respect to that Plan Year’s Deferral Sub-Account. For these purposes, any Incentive Payments deferred pursuant to a deferral election made during a given Plan Year shall be considered as part of the Annual Deferral Amount for the Plan Year in which such Incentive Payments are earned, regardless of when the Incentive Payments would have been payable in absence of the deferral election.
The Participant’s In-Service Payout election must be made by the deadline(s) set forth in Section 3.3(a) of Schedule 4 for making a deferral election in respect of the Plan Year to which the Annual Deferral Amount is attributable, and, except as provided below, is irrevocable after that deadline has passed. Subject to such requirements as may be imposed by the Administrator, a Participant may make a separate In-Service Payout election for each Plan Year in respect of the Deferral Sub-Account for that Plan Year.
Subject to Section 3.9 of this Plan, the In-Service Payout of a Deferral Sub-Account shall be in an amount that is equal to the Annual Deferral Amount for that Plan Year and amounts credited or debited thereto in the manner provided in Section 3.7 of this Plan, determined at the time that the In-Service Payout becomes payable. Subject to the Deduction Limitation and the other terms and conditions of this Plan, each In-Service Payout elected shall be paid in a lump sum during January of any Plan Year designated by the Participant that is at least two (2) Plan Years after the Plan Year of the Annual Deferral Amount as specifically elected by the Participant. By way of example, if a two (2) year In-Service Payout is elected for 2015 Plan Year Annual Deferral Amounts, the two (2) year In-Service Payout would become payable during January of 2018.
III.    Plan rule 4.2 - In-Service Payout Deferral Elections
Plan rule 4.2 is deleted and replaced with the following:
4.2 In-Service Payout Deferral Elections. Notwithstanding the preceding Section 4.1 of Schedule 4 or any other provision of this Plan that may be construed to the contrary, a Participant who is in active service with the Employer may, with respect to each In-Service Payout, on an Election Form, make one (1) or more additional deferral elections (a “Subsequent Election”) to defer payment of such In-Service Payout to the January of a Plan Year subsequent to the Plan Year originally (or subsequently) elected; provided, however, any such Subsequent Election will be null and void unless accepted by the Administrator prior to the first day of the Plan Year in which, absent the Subsequent Election, such In-Service Payout would be paid, or such other date as the Administrator may specify, and such Subsequent Election is irrevocable when made.
IV.    Plan rule 5.2 - Payment of Termination Benefit Payout
Plan rule 5.2 is deleted and replaced with the following:
5.2 Payment of Termination Benefit Payout. At the same time that a Participant is able to elect to defer Incentive Payments for a given Plan Year, the Participant may elect to receive a Termination Benefit Payout from the Plan in respect of that Plan Year’s Deferral Sub-Account, in a lump sum or pursuant to one of the available Yearly Installment Methods. For these purposes, any Incentive Payments deferred pursuant to a deferral election made for a given Plan Year shall be considered as part of the Annual Deferral Amount for the Plan Year in which such Incentive Payments are earned, regardless of when the Incentive Payments would have been payable in absence of the deferral election.
The Participant’s Termination Benefit Payout election must be made by the deadline(s) set forth in Section 3.3(a) of Schedule 4 for making a deferral election in respect of the Plan Year to which the Annual Deferral Amount is attributable, and, except as provided below, is irrevocable after that deadline has passed. Subject to such requirements as may be imposed by the Administrator, a Participant may make a separate Termination Benefit Payout election for each Plan Year in respect of the Deferral Sub-Account for that Plan Year.

If the Participant does not make any election with respect to the payment of any portion of the Termination Benefit Payout, the Participant shall be deemed to have elected to have such portion paid in a lump sum.
Subject to Section 3.9 of this Plan and the Deduction Limitation, any lump sum payment of the Termination Benefit Payout shall be made, and any installments shall commence, during the seventh (7th) calendar month following the calendar month in which occurs the date of the Participant’s Termination.
A Participant may change his or her election to an allowable alternative payout period date by irrevocably submitting a new Election Form to the Administrator. Such election shall not take effect until such date as it is accepted by the Administrator. Subject to the foregoing, the Election Form most recently accepted by the Administrator shall govern the payout with respect to the portion of the Participant’s Account Balance to which it pertains.
V.    Plan rule 8.5 - Not a Contractual Right
Plan rule 8.5 is inserted in Article 8:
8.5 - Not a Contractual Right. For the avoidance of doubt, any benefit under this Plan (i) under no circumstance constitutes a vested right (droit acquis), (ii) is purely optional for the Employer and (iii) can be removed, at any time without any justification or cause, at the sole discretion of the Employer. Should (i) the Employer exercise its right to terminate the Plan in accordance with Section 8.1 of this Plan or (ii) the Company exercise its right to amend or modify the Plan in accordance with Section 8.2 of this Plan then such event will not amount to an act or omission which entitles the Participant to assert that his or her contract of employment has been breached and to bring their employment to an end, with or without notice. Nothing in this Plan shall be deemed to constitute a term of employment between the Participant and the Employer.
VI.    Plan rule 13.5 - Not a Contract of Continued Employment
Plan rule 13.5 is deleted and replaced with the following:
13.5 -Not a Contract of Continued Employment. The terms and conditions of this Plan shall not be deemed to constitute a contract of continued employment by the Participant to the Employer. Such employment is hereby acknowledged to be governed by the Participant’s individual employment contract (if any) with the Employer. Nothing in the Plan shall be deemed to give any Participant the right to be retained in the employ of the Employer, or to interfere with the right of the Employer to discipline or dismiss the Participant at any time in accordance with relevant local laws.
In the event that the Participant is no longer eligible to participate in the Plan (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where the Participant is employed or the terms of the Participant’s employment agreement (if any)), their right to participate in the Plan will terminate effective as of the date that is the earlier of: (i) the date that the Participant’s employment with the Employer is terminated; (ii) the date that the Employer decides to terminate the Plan in accordance with Section 8.1 and with Section 8.5 of this Plan or (iii) the date that the Participant is no longer actively employed by the Employer, with such date being determined by the Employer in its sole discretion.
VII.    Plan rule 13.6 - Furnishing Information
Plan rule 13.6 is deleted and replaced with the following:
13.6 - Furnishing Information. Each Participant, as a condition to his or her participation hereunder, agrees on, and by submission of, his or her Election Form that the Participant and his or her Beneficiary will cooperate with the Administrator by furnishing any and all information requested by the Administrator and taking such other actions as the Administrator may deem necessary and may request in order to facilitate the administration of the Plan and the payments of benefits hereunder. Each Participant further acknowledges and consents to the Administrator holding, processing and disclosing the Participant’s personal data both inside and outside the European Economic Area, including to the United States where such holding, processing and disclosure of personal data is taking place for the purpose of facilitating and administering the Plan and the payment of benefits hereunder.

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